

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

Mr. William C. Styslinger, III
Chief Executive Officer
SeaChange International, Inc.
50 Nagog Park
Acton, MA 01720

>   **Re: SeaChange International, Inc.**
>   **Definitive Proxy Statement**
>   **Filed June 4, 2010**
>   **File No. 000-21393**

Dear Mr. Styslinger:

We have reviewed your filing and have the following comment.

<u>General</u>

1. In an October 4, 2010 article, <u>The Boston Globe</u> reported that you disclosed incorrect executive compensation amounts in your recent proxy statement. We have reviewed the compensation amounts you reported in your proxy statement and it appears that the amounts are incorrect. Please contact us no later than 10 days from the date of this letter to tell us what actions you plan to take to correct your executive compensation disclosure or, if you do not plan to correct it, your reasons for reaching your conclusion that it is not appropriate to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or me at (202) 551-3810 with any other questions.

Sincerely,

s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>Via Facsimile to (617) 248-4000</u>
    Attn: John R. Pitfield, Esq.
    Choate Hall & Stewart LLP